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Albertson's, Inc.
250 Parkcenter Boulevard
Boise, Idaho 83706


November 15, 2005


Donna Di Silvio
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:     Albertson's, Inc.
        Form 10-K for the Fiscal Year Ended February 3, 2005
        Forms 10-Q for the Periods Ended May 5, 2005 and August 4, 2005 File No. 001-06187

Dear Ms. Di Silvio:

        Thank you for your letter dated November 1, 2005, providing comments by the staff of the Securities and Exchange Commission with respect to the above-mentioned Form 10-K (the "Form 10-K") and Form 10-Qs (the "Form 10-Qs") of Albertson's, Inc. ("Albertsons" or the "Company"). We appreciate your review and comments, which are helpful to us in improving our future disclosures. This letter is submitted in response to each of the comments in your letter. For ease of reference, each comment and the corresponding response has been set forth below.

FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2005

LIQUIDITY AND CAPITAL RESOURCES, PAGE 19
CRITICAL ACCOUNTING POLICIES, PAGE 23

  1. Reference is made to your discussion of pension plans here and in your quarterly reports. Please expand your discussion of your employee benefit plans to address your funding obligations including the amounts, timing and effect on future cash flows of the company. Please show us what your disclosure will look like in future filings revised.

        Response: The Company supplementally advises the Staff that there are no funding obligations in its defined benefit plans other than obligations based in law and/or the Company's own funding policies. To clarify this point, in future filings
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Securities and Exchange Commission
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        we will add the following disclosures (or substantially similar disclosures) under a "Pension Plan Contingencies" subheading in Item 7.
        - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources:

               "The Company's funding policy for its defined benefit plans is to contribute the minimum contribution required under the Employee Retirement Income Security Act, with consideration given to contributing larger amounts in order to be exempt from Pension Benefit Guaranty Corporation variable rate premiums and/or participant notices of underfunding. The Company determines expected funding levels annually. Funding of the Company's defined benefit pension plans is expected to be $[ ] for the fiscal year ending February 2, 2006."

        The Company anticipates making this disclosure annually in the Form 10-K, with disclosure in the Form 10-Q only to the extent of a material change in our expectations.

FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 35

CASH AND CASH EQUIVALENTS, PAGE 35
RECLASSIFICATIONS, PAGE 38

  2. We note cash book overdrafts previously reported in cash and cash equivalents are now reported in accounts payable beginning with the third quarter of 2004. Please tell us and disclose in future filings the line item that includes the net change in overdrafts in the statements of cash flows.

        Response: The Company is aware that AICPA Technical Practice Aid (TIS
        Section 1300.15), "Presentation of Cash Overdraft on Statement of Cash Flows", provides that a net change in overdrafts should be classified as a financing activity in the statement of cash flows. This guidance appears to address only bank overdrafts (i.e., a negative bank account balance resulting from the bank covering cleared checks as presented or covering rejected deposits). Therefore, in all cases, a company that is in a bank overdraft position must show the net change in liability related to the bank overdraft as a financing activity.

        However, if a company is in a cash book overdraft position (i.e., a credit balance exists in the general ledger as a result of issuing checks in excess of the bank account balance), but has a positive bank account balance, we understand from discussions that our independent registered public accounting firm has had with
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Securities and Exchange Commission
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         the FASB staff that it is acceptable to show the net change during the period as either an operating activity or a financing activity in the cash flow statement. This position is supported by the fact that at the time of the book overdraft, a company has no financing activity with the bank (i.e., the bank has not extended credit as would be the case if the bank account were overdrawn). Therefore, the Company believes the presentation of cash book overdrafts as either operating or financing activities is an accounting policy decision that should be applied consistently.

         The net change in cash book overdrafts is reported in the change in Accounts payable line item within the "Cash Flows from Operating Activities" section of the Company's consolidated cash flow statements.

         In the Company's upcoming Form 10-Q for the third quarter ended November 3, 2005, we will add the following disclosures (or substantially similar disclosures) under a "Cash and Cash Equivalents" subheading in Note 2. - Summary of Significant Accounting Policies:

               "The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company's banking arrangements allow the Company to fund outstanding checks when presented to the financial institution for payment. This cash management practice frequently results in a net cash book overdraft position, which occurs when total issued checks exceed available cash balances at a single financial institution. The Company records its cash disbursement accounts with a net cash book overdraft position in Accounts payable in the Company's Consolidated Balance Sheets, and the net change in cash book overdrafts in the Accounts payable line item within the "Cash Flows from Operating Activities" section of the Company's Consolidated Cash Flow Statements. At November 3, 2005 and February 3, 2005, the Company had net cash book overdrafts of $[ ] and $294, respectively, classified in Accounts payable."

         We also will include this revised disclosure in the Company's Form 10-K for the fiscal year ending February 2, 2006.

SEGMENT INFORMATION, PAGE 35

  3. Please tell us what consideration you gave to providing revenue disclosures by product group such as pharmacy, grocery, floral, health and beauty or other categories as deemed appropriate. See paragraph 37 of SFAS 131.

        Response: The Company considers all of the products that it sells to be part of the same group of similar products for purposes of compliance with paragraph 37 of
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Securities and Exchange Commission
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         FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FASB 131"). Important to this determination is the consideration that product decisions are made at the region, division, and ultimately the retail store levels of the Company (i.e., those closest to our customers) using product category information. A product category is an aggregation of individual products (e.g., soft drinks, coffee, dairy, and so forth). The Company has over 500 product categories. Product category decisions, such as individual product selection, are determined based on division and individual retail store level criteria, and the physical characteristics (i.e., size and layout) of the Company's retail stores. The components of a particular product category also can be slightly different across the retail stores, and the volume and placement of a product category in any particular retail store is driven by local customer preferences and competitive factors. Because of the significant number of product categories, the Company does not consider the disclosure of revenue information by product category helpful to the users of the Company's financial statements.

         The Company also considered the aggregation criteria in paragraph 17 of FASB 131, which is as follows:

         (a) The nature of the products - The nature of the products sold in the Company's retail stores are substantially the same. However, some adjustments are made for customer demographic and economic considerations. For example, product selection is demographically adjusted in markets where organic products are desired, or economically adjusted in markets where lower cost, generic branded products are desired. Therefore, the Company views the nature of its products to be similar across its retail stores.

         (b) The nature of the production processes - The Company performs ancillary manufacturing type activities only on a limited number of products prior to resale. For example, bananas are ripened at the Company's distribution centers prior to shipping to the retail stores. The Company does not view these activities to be significant to its business. Therefore, the Company views this criterion as not applicable to its assessment.

         (c) The type or class of customer for our products - Because the products sold in the Company's retail stores are substantially the same, the Company does not market or promote its products to a particular type or class of customer. Rather, the Company's products are marketed and promoted across all product categories or by individual product to the local customer base. For example, a mailing circular will include a mix of dairy, fresh or frozen foods, general merchandise, and other products depending on the local customer demographics. Therefore, the Company views its customers as similar.
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Securities and Exchange Commission
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         (d)   The methods used to distribute our products - The Company uses the same distribution methods for its products across its retail stores. All of the products sold in the Company's retail stores are distributed from one of the Company's distribution centers or delivered directly to the retail stores by the Company's vendors.

         (e) If applicable, the nature of the regulatory environment - Most products sold by the Company generally are regulated to ensure safety, cleanliness, and healthiness. The Company does not view the impact of regulation on any of its products to be significant to its business. Therefore, the Company views this criterion as not applicable to its assessment.

         Based on the considerations of paragraph 17 described above, the Company considers all of the products that it sells to be part of the same group of similar products for purposes of compliance with paragraph 37 of FASB 131.

NOTE 11. INDEBTEDNESS, PAGE 44

MANDATORY CONVERTIBLE SECURITY OFFERING, PAGE 44

    4. Please advise us of the specific factors you considered and the accounting literature relied upon in determining how to account for the Corporate Units and the method used in calculating diluted earnings per share. We may have further comment.

         Response: In May 2004, the Company issued Corporate Units, which consist of two separate components: (a) a variable forward stock purchase contract (the "purchase contracts") and (b) a 2.5 percent ownership interest in one of the Company's senior notes with a principal amount of $1,000, which corresponds to a $25 dollar principal amount of the senior notes.

         Account for as Separate Financial Instruments

         In accordance with APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"), the Company considered whether the Corporate Units are a single financial instrument, or whether the purchase contracts are freestanding contracts separate and distinct from the senior notes. Although the two financial instruments are linked together for sale, the Company concluded that the financial instruments are two distinct securities and should be separated for accounting purposes. Two important characteristics exist to ensure that the financial instruments can be separated and traded independently after the original issuance.
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Securities and Exchange Commission
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        First, the senior notes can be separated from the purchase contracts if the holder provides substitute collateral to the collateral agent to secure the purchase contracts, or upon a remarketing of the senior notes in 2007. The cash received through this remarketing will be available for use by the holders to purchase the Company's common stock under the purchase contracts. Upon remarketing, the senior notes will remain outstanding and the purchase contracts will be settled. Second, the Company's obligations to issue its common stock under the purchase contracts and to repay the principal under the senior notes arise approximately two years apart. The term of the purchase contracts is three years, and the term of the senior notes is approximately five years.

        Also in accordance with APB 14, the proceeds from the issuance of the Corporate Units were allocated between the senior notes and the purchase contracts based on the relative fair values of each. The Company determined that the fair value of the purchase contracts was zero at the date of issuance based upon the aggregation of the separate fair values of (a) the embedded purchased put option allowing the Company to sell to the holder 1.0841 shares at a strike price of $23.06 per share, (b) the embedded written call option allowing the holders the right to purchase
        0.8675 shares at a strike price of $28.82 per share, and (c) the Company's obligations to make contract adjustment payments to the holders. The Company determined that the excess of the fair value of the purchased put option over the fair value of the written call option (i.e., a net option asset) was equal to the fair value of the contract adjustment payment obligations and, therefore, the aggregate fair value was zero as these amounts offset. The Company also determined that the fair value of the senior notes was equal to the principal amount of the senior notes. Accordingly, the entire proceeds from the issuance of the Corporate Units were allocated to the senior notes at the issuance date.

        Accounting for Senior Notes

        The aggregate face value of the senior notes issued is $1,150,000,000 and initially bear an annual interest rate of 3.75 percent, payable quarterly. As noted above, the entire proceeds from the issuance of the Corporate Units were allocated to the senior notes and recorded as cash received with the recognition of a liability. The senior notes are presented in long-term debt in our consolidated balance sheet, and the quarterly interest payments are reported as interest expense in our consolidated earnings statements.

        Accounting for Variable Forward Stock Purchase Contracts

        The Company concluded that the purchase contracts should be measured initially at fair value and classified in permanent equity in our consolidated balance sheet, and that subsequent changes in fair value should not be recognized based on

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Securities and Exchange Commission
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        paragraphs 8-9 of EITF Issue No. 00-19, "Accounting for Derivative
        Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"). Our conclusion considers the fact that the Company is obligated to physically deliver shares of its common stock to the holders upon settlement of the purchase contracts, regardless of whether the holders choose to settle their obligations in cash or through the remarketing of the senior notes. There is no mechanism for net settlement under the terms of the Corporate Units. In addition, the Company analyzed the conditions set forth in paragraphs 12-32 of EITF 00-19 for permanent equity classification and concluded that all such conditions have been met. To date, these conditions continue to be met and, therefore, the Company continues to classify the purchase contracts as permanent equity without recognizing changes in fair value.

        The Company also considered whether the purchase contracts are derivatives under the provisions of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" ("FASB 133"). After analyzing the purchase contracts, the Company concluded that they meet the exception to derivative accounting outlined in paragraph 11(a) of FASB 133 and, as such, should not be considered a derivative for the following reasons: (a) the purchase contracts qualify for permanent equity classification under paragraphs 8-9 and 12-32 of EITF 00-19, discussed above, and (b) the purchase contracts are indexed to the Company's common stock.

        Accounting for Contract Adjustment Payments

        As consideration for assuming all the downside market risk without participating in all of the potential upside appreciation of the Company's common stock the holders of the Corporate Units receive additional payments, which represents a premium paid for the net options embedded in the purchase contracts (i.e., the net of the purchased put option and the written call option). These payments, which the Company refers to as contract adjustment payments, are payable quarterly at an annual rate of 3.5 percent of the stated amount of $25 per Corporate Unit.

        The contract adjustment payments were initially measured at a fair value of $114 million (calculated as the present value of the aggregate amount of the contract adjustment payments over the term of the purchase contracts) and recorded in our consolidated balance sheet as a reduction of paid-in-capital and as an equivalent liability in accordance with APB Opinion No. 21, "Interest on Receivables and Payables" ("APB 21"). The initial reduction of paid-in-capital represents the premium that would have been recorded as a reduction of paid-in-capital had it been paid at the inception of the purchase contracts. Because the contract adjustment payments are being paid over the term of the purchase contracts, rather than at inception, the Company must record an obligation (liability) with
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Securities and Exchange Commission
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        the same corresponding reduction of paid-in-capital. Subsequently, as the contract adjustment payments are made, the liability is reduced and interest expense is recorded in our consolidated earnings statements for the amortization of the difference between the aggregate amount of the contract adjustment payments and the present value thereof over the term of the purchase contracts in accordance with APB 21.

        Calculation of Dilutive Earnings Per Share

        Paragraphs 51-53 of FASB Statement No. 128, "Earnings Per Share" ("FASB 128"), specify that where options or warrants may permit or require the tendering of debt or other securities of the issuer in payment of all or a portion of the exercise price, it should be assumed that the if-converted method applies, unless tendering cash would be more advantageous to the holder and the contract permits tendering cash. In the latter case, the treasury stock method would be applied.

        The Company concluded that the treasury stock method should be used because the holders are required to tender cash or tender the cash proceeds received through the remarketing of the senior notes to settle their obligations under the purchase contracts. Additionally, from the holder's perspective, it may be more advantageous to tender the cash received through the remarketing of the senior notes as the holder potentially may receive consideration in excess of 100 percent of the aggregate principal amount of the senior notes if the remarketing price exceeds 100.25 percent of the principal amount of the senior notes. Upon a successful remarketing, the senior notes remain outstanding and will mature approximately two years after the remarketing. Only after a failed remarketing of the senior notes can the holders put the senior notes to the Company to satisfy their obligations under the purchase contracts. However, as of and subsequent to the issuance date of the Corporate Units, the Company views the likelihood of a failed remarketing occurring as remote and, therefore, continues to apply the treasury stock method.

  5. We note your disclosure in the last paragraph that there can be no assurance that the method in which the Corporate Units are reflected in the company's diluted earnings per share will not change in the future if interpretations evolve. As such, please tell us what consideration you gave to providing diluted earnings per share based on the if-converted method.

        Response: As discussed in our response to Comment 4, the Company believes the treasury stock method is the appropriate method for calculating dilutive earnings per share. We included the cautionary disclosure primarily because we cannot anticipate the affects, if any, that the proposed revisions to FASB 128 might have on the dilutive earnings per share calculation in the future for the Corporate Units.
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        We also are aware that the accounting guidance and interpretations in other areas continues to evolve. For example, the recent change to the accounting guidance and interpretations for calculating dilutive earnings per share for convertible instruments and similar instruments. Because of these uncertainties, we believe this cautionary disclosure is important and relevant to our investors.

  6. Reference is made to the second paragraph. Please expand your disclosure to clarify what the purchase contract adjustment represents and why a charge was made to stockholders' equity. In addition, please revise to clarify that the stated amount of $25 to be received on the purchase contracts will be non-cash to the extent the senior notes are put to the company. Show us what your disclosures will look like revised.

        Response: In future filings we will revise the next to the last sentence of the first paragraph of Note. 11 - Indebtedness - Mandatory Convertible Security Offering with the following disclosures:

              "If the senior notes are not successfully remarketed, the holders will have the right to put the senior notes to the Company to satisfy their obligations under the purchase contract in a non-cash transaction."

        We also will revise the third paragraph of Note. 11 with the following disclosures (or substantially similar disclosures):

              "As consideration for assuming the downside market risk without participating in all of the potential appreciation of the Company's common stock, the holders of the Corporate Units receive a quarterly purchase contract adjustment payment equal to 3.5 percent of the value of the Corporate Units. Upon issuance, a liability for the present value of the aggregate amount of the purchase contract adjustment payments of $114 was recorded as a reduction of stockholders' equity, with an offsetting increase to other long-term liabilities and current liabilities. The initial reduction of stockholders' equity represents the fair value of the contract adjustment payments. Subsequent contract adjustment payments will reduce the liabilities, with a portion of the payments recognized as interest expense for the amortization of the difference between the aggregate amount of the contract adjustment payments and the present value thereof. Upon settlement of each purchase contract, the Company will receive the stated amount of twenty-five dollars on the purchase contract and will issue the requisite number of shares of common stock. The stated amount received will be recorded as an increase to stockholders' equity."

                                          *******



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Securities and Exchange Commission
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        Albertsons acknowledges that:

        - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        - staff comments or changes to disclosure in response to any staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact the undersigned at (208) 395-6284 if you have any questions regarding these responses or any further questions concerning this filing. Please direct any future written communications on this matter to the undersigned via facsimile at (208) 395-6225. Thank you for your attention to this matter.

                                            Sincerely,

                                            ALBERTSON'S, INC.

                                            \S\ Felicia D. Thornton
                                            ------------------------------
                                            Felicia D. Thornton
                                            Executive Vice President
                                               and Chief Financial Officer